Exhibit 99.1

CST Trust Company P.O. Box 4202, Postal Station A Toronto, ON M5W 0E4 Tel: 416.682.3800 Fax: 1.877.715.0494 www.canstockta.com Global Resources • Local Service • Customized Solutions

February 17, 2016

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

Superintendent of Securities, Northwest Territories	Superintendent of Securities, Yukon Territory

Superintendent of Securities, Nunavut

RE: Turquoise Hill Resources Ltd.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 3, 2016

Record date for notice:	March 14, 2016

Record date for voting:	March 14, 2016

Beneficial ownership determination date:	March 14, 2016

Securities entitled to notice:	Common Shares

Securities entitled to vote:	Common Shares

Issuer mailing directly to non objecting beneficial owners:	Yes

Issuer will pay for objecting beneficial owner material distribution:	No

Issuer using notice-and-access for registered investors:	No

Issuer using notice-and-access for non-registered investors:	No

Notice-and-access stratification criteria:	No

Yours very truly,

Larry Calixtro

Associate Manager, Trust Central Services

cc: CDS & Co. (Via e-mail)